UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

                                              Tri City Bankshares Corporation
(Name of Issuer)

                                               Common Stock, $1.00 Par Value
(Title of Class of Securities)

                                                                   895364107
(CUSIP Number)

Benjamin G. Lombard
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, WI 53202
                                                                 414-298-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                             December 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895364107		13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ulrich Voting Trust (71-6229142)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 33.8%

14.	Type of Reporting Person (See Instructions) OO, Voting Trust

CUSIP No. 895364107		13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Ulrich, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 147,138

	8.	Shared Voting Power 3,006,532

	9.	Sole Dispositive Power 147,138

	10.	Shared Dispositive Power 3,006,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,670

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 895364107		13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kathleen L. McGarry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 121,020.036

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 121,020.036

	10.	Shared Dispositive Power 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,121,020.036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 895364107		13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas G. Ulrich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 129,358

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 129,358

	10.	Shared Dispositive Power 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,129,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 895364107	13D	Page 6 of 10 Pages

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Schedule 13D") relates to Common Stock, par value $1.00 per share ("Common Stock"), of Tri City Bankshares Corporation (the "Company").  The principal executive offices of the Company are located at 6400 South 27th Street, Oak Creek, Wisconsin 53154.

Item 2. Identity and Background

This Schedule 13D is being filed by the Ulrich Voting Trust dated December 22, 2006 (the "Ulrich Voting Trust") and by David A. Ulrich, Jr. ("Mr. David Ulrich"), Kathleen L. McGarry ("Mrs. McGarry") and Thomas G. Ulrich ("Mr. Thomas Ulrich") (collectively, the "Reporting Persons"), who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Common Stock of the Company as a result of such individuals becoming signatories to the Voting Trust Agreement, dated as of December 22, 2006, among the Reporting Persons.  Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The agreement governing the Ulrich Voting Trust was entered into December 22, 2006 for the purpose of depositing shares held by Mrs. Agatha T. Ulrich ("Mrs. Ulrich") and gifting the voting trust certificates to the beneficiaries of the Ulrich Voting Trust.  The principal office of the Ulrich Voting Trust is P.O. Box 180437, Delafield, WI 53018-0437.

Mr. David Ulrich is a citizen of the United States of America and his principal occupation is serving as a Director of the Company.  Mr. David Ulrich's principal address is 7388 Trinity Court, Franklin WI 53132.

Mrs. McGarry is a citizen of the United States of America and her principal occupation is as a private investor.  Mrs. McGarry's business address is P.O. Box 180437, Delafield, WI 53018-0437.

Mr. Thomas Ulrich is a citizen of the United States of America and his principal occupation is as a private investor.  Mr. Thomas Ulrich's principal address is 5561 West Cobblestone Way Apt. B, Franklin, WI 53132.

During the last five years, none of the above referenced parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On December 22, 2006, Mrs. Ulrich transferred 1,500,000 shares of Common Stock from the 2004 Intangibles Trust to Mrs. Ulrich individually.  Additionally, the trustees of the Agatha T. Ulrich Marital Trust (the "Marital Trust") transferred 1,500,000 shares of Common Stock from the Marital Trust to Mrs. Ulrich individually.  Immediately following the receipt of the shares, Mrs. Ulrich transferred the aggregate amount of 3,000,000 shares to the Ulrich Voting Trust and Mrs. Ulrich made a gift of the voting trust certificates representing the shares subject to the Ulrich Voting Trust for the benefit of her children.  As a gift by Mrs. Ulrich, there was no consideration paid for the transfer of the shares to the Ulrich Voting Trust.

CUSIP No. 895364107	13D	Page 7 of 10 Pages

Item 4.  Purpose of Transaction

On December 22, 2006 as further described above in Item 3, Mrs. Ulrich transferred by gift 3,000,000 shares of Common Stock to the Ulrich Voting Trust.  The three trustees of the Ulrich Voting Trust, currently Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich (collectively, the "Voting Trustees"), each of whom is a child of Mrs. Ulrich, acting by majority action, have the authority to vote such shares in their discretion.  The Voting Trust Agreement provides that the voting trust certificates representing the shares shall be issued in four equal amounts as a gift for the benefit of Mrs. Ulrich's children, Mr. David Ulrich, Mrs. McGarry, Mr. Thomas Ulrich and the Marilyn Ulrich Graves Trust, a trust established for the benefit of Marilyn T. Ulrich-Graves.

The Stockholders Agreement and the Voting Trust Agreement are intended to regulate the sale or other disposition of certain shares in order to assure continuity of management by precluding interference from third parties.  The Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich may also, among other things, acquire additional shares (in open market or privately negotiated transactions or otherwise) or dispose of shares on terms acceptable to them from time to time.  The Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich reserve all rights with respect to any future plans or proposals.

Except as described above, as of the date of this filing, the Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich do not have any plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 895364107	13D	Page 8 of 10 Pages

Item 5.  Interest in Securities of the Issuer

(a)-(b)  As of December 3, 2007, the Ulrich Voting Trust beneficially owns 3,000,000 shares of Common Stock.  These shares represent approximately 33.8% of the outstanding Common Stock based on 8,884,045 shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the period ended September 30, 2007 as filed with the Securities and Exchange Commission on November 14, 2007 (the "Form 10-Q").  As of December 3, 2007, Mr. David Ulrich beneficially owns 3,153,670 shares of Common Stock.  These shares represent approximately 35.5% of the outstanding Common Stock based on 8,884,045 shares of Common Stock outstanding as reported in the Form 10-Q.  As of December 3, 2007, Mrs. McGarry beneficially owns 3,121,020.036 shares of Common Stock.  These shares represent approximately 35.1% of the outstanding Common Stock based on 8,884,045 shares of Common Stock outstanding as reported in the Form 10-Q.  As of December 3, 2007, Mr. Thomas Ulrich beneficially owns 3,129,358 shares of Common Stock.  These shares represent approximately 35.2% of the outstanding Common Stock based on 8,884,045 shares of Common Stock outstanding as reported in the Form 10-Q.

The shares beneficially owned by the Reporting Parties as of December 3, 2007 consist of the following:

(1)            3,000,000 shares directly held by the Ulrich Voting Trust as to which the Voting Trustees have shared voting and investment power.

(2)            147,138 shares directly held by Mr. David Ulrich, and 6,532 shares registered in the name of Mr. David Ulrich and his wife over which he has shared voting and investment power. The shares exclude 20,891 shares owned directly by his wife.

(3)            121,020.036 shares directly held by Mrs. McGarry. The shares exclude 40,778 shares owned directly by her husband.

(4)            129,358 shares directly held by Mr. Thomas Ulrich. The shares exclude 25,822 shares owned directly by his wife.

(c)            On December 3, 2007, Mrs. Ulrich made gifts of 1,330 shares to each of Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich. Such shares are reflected in the number of shares directly held by each, and since they were a gift by Mrs. Ulrich, there was no consideration paid for these transfers.

                                 On March 8, 2007, Mrs. McGarry gifted a total of 274,344 voting trust certificates to her children.  On May 18, 2007, Mr. Thomas Ulrich gifted 160,000 voting trust certificates to his children.  As gifts by Mrs. McGarry and Mr. Thomas Ulrich, there was no consideration paid for the transfers of the voting trust certificates.  Since Mrs. McGarry and Mr. Thomas Ulrich remain Voting Trustees, the shares represented by the voting trust certificates continue to be included in the number of shares beneficially owned by each reporting person, and such gifts did not affect their total beneficial ownership.

(d)            Not applicable.

(e)            Not applicable.

CUSIP No. 895364107	13D	Page 9 of 10 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Voting Trustees are a party to the Ulrich Voting Trust Agreement, in their capacity as voting trustees of the Ulrich Voting Trust.

The Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich are also parties to the Stockholders' Agreement referenced as Exhibit 2 which provides that certain family members of Mrs. Ulrich and related entities must offer the shares owned by them to David A. Ulrich, Sr. before the shares can be transferred to third parties (other than specified family members and trusts).  The rights under this Agreement are considered marital property such that, upon Mr. Ulrich's death, one-half succeeded to Mrs. Ulrich, individually, and one-half to the Agatha T. Ulrich Marital Trust.  In connection with any proposed transfer, Mrs. Ulrich has the first right to purchase one-half of any such shares at the lesser of the proposed sale price (in case of a proposed sale of the shares) or the price based on the fair market value of the Common Stock determined as provided in the Stockholders' Agreement (75% of such amount in the case of a seizure or sale by legal process or any transfer by operation of law).  Shares not purchased by Mrs. Ulrich are then offered first to the Agatha T. Ulrich Marital Trust and then to specified family members and related entities and/or permitted transferees.  Purchasers under the Stockholders' Agreement have the option to purchase the shares in five equal annual installments, with interest, with the first installment payable at closing.

Item 7. Material to Be Filed as Exhibits
Exhibit No. 1. 2. 3.

Description

Voting Trust Agreement dated December 22, 2006 (incorporated by reference to Exhibit No. 1 of the Schedule 13D filed by the Ulrich Voting Trust with the SEC on January 4, 2007).

Stockholders' Agreement dated March 1, 1995 (incorporated by reference to Exhibit No. 1 of Mrs. Ulrich's Schedule 13D filed with the SEC on January 9, 2002).

Joint Filing Agreement (incorporated by reference to Exhibit No. 3 of Schedule 13D filed by the Ulrich Voting Trust with the SEC on January 4th, 2007).

CUSIP No. 895364107	13D	Page 10 of 10 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	/s/ Kathleen L. McGarry Kathleen L. McGarry

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)